NEWS RELEASE

Lithium Argentina Files Meeting Materials to Establish Corporate Domicile in Switzerland

December 11, 2024 - Vancouver, Canada: Lithium Americas (Argentina) Corp. ("Lithium Argentina" or the "Company") (TSX: LAAC) (NYSE: LAAC) today announced that it has filed its notice of meeting, management information circular (the "Circular"), notice-and-access notification, form of proxy, voting instruction form and virtual meeting guide (collectively, the "Meeting Materials") in connection with its previously announced special meeting of shareholders on January 17, 2025 (the "Meeting") to approve a redomiciling of the Company in Switzerland under the new name, Lithium Argentina AG, and ancillary matters.  The move, which requires shareholder, stock exchange and court approval, is expected to occur in early 2025.

HIGHLIGHTS

  Lithium Argentina's Meeting will be held virtually on Friday, January 17 at 10:00 a.m. (Pacific Time).
  Shareholders are encouraged to vote well in advance of the proxy voting deadline on Wednesday, January 15 at 10:00 a.m. (Pacific Time).
  Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416- 304-0211 (Outside North America), or by email at assistance@laurelhill.com.

DETAILS OF THE MEETING

The Meeting is scheduled to be held virtually at https://meetnow.global/MDAUKRK on Friday, January 17 at 10:00 a.m. (Pacific Time).

Shareholders as of the close of business on December 3, 2024 (the "Record Date"), are entitled to vote at the Meeting. Shareholders are encouraged to access the Meeting Materials and vote electronically. The specific details of matters to be put before the Meeting are set forth in the Circular. The Meeting Materials have been posted in full, and are available for review via the internet without charge, on the Company's website at http://lithium-argentina.com/investor-relations/Special-Meeting, and under the Company's SEDAR+ and EDGAR profile at www.sedarplus.ca and www.sec.gov, respectively.

Broadridge Financial Solutions, Inc. ("Broadridge"), on behalf of the Company, has mailed the notice-and-access notification and voting instruction form to U.S. non-registered shareholders in accordance with its applicable procedures. In light of the ongoing postal strike and given the high demand for courier services, Broadridge has couriered the notice-and-access notification and voting instruction form to certain Canadian non-registered shareholders in accordance with its applicable procedures. Registered U.S. and Canadian shareholders will be mailed and couriered, respectively, the notice-and-access notification and form of proxy by the Company's transfer agent, Computershare Investor Services Inc. ("Computershare").

This news release is being made in accordance with the interim order of the Supreme Court of British Columbia dated December 4, 2024 and constitutes valid delivery of the Meeting Materials in lieu of prepaid ordinary mail delivery of Meeting Materials due to the ongoing postal strike in Canada.

VOTING ASSISTANCE & QUESTIONS

In the event that the ongoing postal strike in Canada continues, registered shareholders are encouraged to contact Laurel Hill Advisory Group, the Company's proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America), or by email at assistance@laurelhill.com to obtain and return their proxies in connection with the Meeting.  Non-registered shareholders are encouraged to contact their brokers or intermediaries in order to obtain their control numbers and to make arrangements for the return of their voting instruction forms in connection with the Meeting.

NEWS RELEASE

Lithium Argentina Files Meeting Materials to Establish Corporate Domicile in Switzerland

For details on how to vote at the Meeting, please see "Voting Information" in the Circular. To vote via the internet or by phone:

VOTING METHOD	NON-REGISTERED SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank, or other intermediary.	Shares held in own name and represented by a physical certificate or DRS.
	www.proxyvote.com	www.investorvote.com
	Call the toll-free number listed on your voting instruction form (VIF) and vote using the control number provided therein.	1-866-732-VOTE (8683)

Voting occurs in advance of the Meeting by voting a proxy, or at the Meeting by attending online. How a shareholder votes will vary depending on whether they are a registered shareholder or a non-registered shareholder (beneficial shareholder). In all cases, the proxy must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is operating the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE.

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: Kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "propose," "potential," "targeting," "intend," "could," "might," "should," "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to matters such as the intention to establish corporate domicile in Switzerland; the approval of the redomicile; the holding of a special meeting of shareholders; and the continued conduct of our business.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including, but not limited to those related to: uncertainties with respect to obtaining all  applicable shareholder, court and regulatory approvals or satisfying other requirements necessity or desirability of permitting or facilitating the completion of the transaction; the continued listing on the TSX and NYSE; being subject to satisfying all conditions prescribed by the exchanges; there being no guarantee that the redomiciling will procure the anticipated benefits nor that the expected impacts will materialize as expected; potential adverse tax consequences resulting from the transaction; discretion of the Company to implement the redomicile or not; risks associated with the Company being governed under a different corporate legal regime post continuation; change in the rights of shareholders as a result of the continuation; unforeseen events that could prevent, delay in or increase in cost of completing the continuation; uncertainties inherent to feasibility studies and mineral resource and reserve estimates; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact the Company's financial condition; the inability of the Company to secure sufficient additional financing to develop the Company's mineral projects; and all the other risk factors identified herein and in the Company's latest annual information form and in other continuous disclosure filings available on SEDAR+ and EDGAR. All forward-looking statements included in this press release are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this press release and, except as required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

This press release does not constitute a solicitation of any proxy nor the offering of any securities of the Company.